Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

For the year ended December 31,	2011	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations before income taxes	$1,063	$548	$(1,498)	$792	$4,802
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	-	-	-	-	-
Equity income	(127)	(54)	(17)	(130)	(168)
Fixed charges added to earnings	568	532	508	452	454
Distributed income of less than 50 percent-owned persons	100	33	56	81	51
Amortization of capitalized interest:
Consolidated	43	39	30	26	21
Proportionate share of 50 percent-owned persons	-	-	-	-	-

Total earnings	$1,647	$1,098	$(921)	$1,221	$5,160

Fixed Charges:
Interest expense:
Consolidated	$524	$494	$470	$407	$401
Proportionate share of 50 percent-owned persons	-	-	-	1	3

	524	494	470	408	404

Amount representative of the interest factor in rents:
Consolidated	44	38	38	43	48
Proportionate share of 50 percent-owned persons	-	-	-	1	2

	44	38	38	44	50

Fixed charges added to earnings	568	532	508	452	454

Interest capitalized:
Consolidated	102	96	165	167	199
Proportionate share of 50 percent-owned persons	-	-	-	2	4

	102	96	165	169	203

Preferred stock dividend requirements of majority-owned subsidiaries	-	-	-	-	-

Total fixed charges	$670	$628	$673	$621	$657

Ratio of earnings to fixed charges	2.5	1.7	(A )	2.0	7.9

(A) For the year ended December 31, 2009, there was a deficiency of earnings to cover the fixed charges of $1,594.